GPAQ Acquisition Holdings, Inc.

780 Fifth Avenue South
Naples, FL 34102

March 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Katherine Bagley

Re:	GPAQ Acquisition Holdings, Inc.

Post-Effective Amendment No. 1 to
Registration Statement on Form S-4
Filed March 10, 2020

File No. 333-234655

Dear Ms. Bagley:

GPAQ Acquisition Holdings, Inc. (the “Company”, “Holdings”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 16, 2020, regarding our Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (“Post-Effective Amendment No. 1 to Registration Statement”) previously filed on March 10, 2020.

A marked version of Post-Effective Amendment No. 2 to the Registration Statement (“Post-Effective Amendment No. 2 to Registration Statement”) is enclosed herewith reflecting all changes to Post-Effective Amendment No. 1 to Registration Statement. For the Staff’s convenience, we have recited the Staff’s comments in bold below and have followed each such comment with the Company’s response. We would also like to point out to the Staff that we intend to postpone the GPAQ stockholder meeting that is currently scheduled for March 25, 2020 and also set a new record date for that meeting in order to provide additional time to satisfy the closing conditions under the Merger Agreement, so we have left those dates in brackets in Post-Effective Amendment No. 2 to Registration Statement. We expect to issue a press release with the updated dates once the Staff has authorized the effectiveness of the Registration Statement, as amended.

Post-Effective Amendment No. 1 to Registration Statement on Form S-4 Filed March 10, 2020 Background of the Business Combination, page 85

1.

We note your amended disclosure that “[o]n November 6, 2019, GPAQ entered into Amendment No. 1 to the Agreement and Plan of Merger with Holdings, Acquiror Merger Sub, Company Merger Sub, HOFV, and Newco;” and “[o]n March 10, 2020, GPAQ entered into Amendment No. 2 to the Agreement and Plan of Merger with Holdings, Acquiror Merger Sub, Company Merger Sub, HOFV, and Newco.” Please amend the disclosure in your filing to briefly describe the circumstances that led to these amendments, including why the parties have changed the exchange ratio and why the current Class F shareholders will now receive one share of Holdings Common Stock to replace each one of their existing shares of GPAQ Class F common stock, as applicable.

Include a discussion of any relevant negotiations among the parties to the amendments.

In response to the Staff’s comment, we have revised the disclosure on page 88 of Post-Effective Amendment No. 2 to Registration Statement.

General

2.	Please provide an updated legal opinion regarding the legality of the securities being registered on your post-effective amendment. See Item 601(b)(5)(i) of Regulation S-K and Section II.A.2. of Staff Legal Bulletin 19, available on our public website.

In response to the Staff’s comment, we respectfully advise the Staff that we have filed an updated legal opinion with Post-Effective Amendment No. 2 to the Registration Statement.

3.	We note that Gordon Pointe Acquisition Corp. filed a revised definitive merger proxy on March 11, 2020, which appears to include substantially similar disclosure to that in this proxy/registration statement. Please confirm your understanding that Gordon Pointe Acquisition Corp.’s definitive merger proxy should be amended in accordance with any relevant comments on this proxy/registration statement.

In response to the Staff’s comment, we respectfully advise the Staff that we are concurrently filing an Amendment No. 2 to Definitive Proxy Statement to reflect the updated disclosures in Post-Effective Amendment No. 2 to the Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stephen M. Cohen, Esq. at smcohen@foxrothschild.com or by telephone at (215) 299-2744.

Very truly yours,

/s/ James J. Dolan
James J. Dolan, Chief Executive Officer

cc:	Fox Rothschild LLP